UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

RENEWAL ANNUAL INFORMATION FORM

FOR THE YEAR ENDED AUGUST 31, 2004

JANUARY 18, 2005

Toronto Office – Suite 407 – 124 Merton Street, Toronto, ON, M4S 2Z2  Tel: 416-487-0377 Fax: 416-487-6141

Los Angeles Office – Suite 14, 228 Main Street, Venice, CA, 90291  Tel: 310-450-1711 Fax: 310-581-8040

Vancouver Office - 2nd Floor, 1710 Columbia Street, Vancouver, BC, V5Y 3C6 Tel: 604-681-9308 Fax: 604-688-3977

London Sales Office – 102 Dean Street, London, UK W1D 3TQ Tel: 44 (0)20 7439 8008 Fax: 44 (0)20 7439 8228

PEACE ARCH ENTERTAINMENT GROUP INC.

RENEWAL ANNUAL INFORMATION FORM

(MI 44-101F1)

DOCUMENTS INCORPORATED BY REFERENCE

a)

Peace Arch Entertainment Group Inc.’s annual report (the “Annual Report”) which includes “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (the “MD&A”) and the audited consolidated balance sheets as at August 31, 2004 and August 31, 2003 and the audited statements of earnings and retained earnings and cash flow for the years then ended (the “Financial Statements”); and

b)

Information Circular dated December 20, 2004 (the “Information Circular”) prepared in connection with the solicitation of proxies for the Annual General Meeting of shareholders of Peace Arch Entertainment Group Inc. to be held on February 10, 2005;

The above referenced documents have been previously SEDAR filed and may be accessed at www.sedar.com.

The MD&A and the Financial Statements, in their entirety, are incorporated by reference in, and form part of, this Annual Information Form.  Specific portions of the Annual Report and Information Circular are incorporated by express reference in, and form part of, this Annual Information Form.  Those portions of the Annual Report and Information Circular not so incorporated by express reference do not form part of this Annual Information Form.

All financial references are in Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain statements in this Annual Information Form and in certain documents incorporated by reference in this Annual Information Form constitute “forward-looking statements”.  Forward looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate” or “believe” or the negative thereof, or variations thereon or similar terminology.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Forward-looking statements involve unknown and uncertain risks, uncertainties and other factors, which may cause the actual results to differ materially from any future results expressed or implied by such forward-looking statements.  Peace Arch Entertainment Group Inc. undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events, except where required by law.

ITEM 2.

CORPORATE STRUCTURE

Peace Arch Entertainment Group Inc. (“PAE”, the “Company”, “we” or “our”) was incorporated as Vidatron Enterprises Ltd. on October 22, 1986 under the Company Act (British Columbia).

Under the Company Act (British Columbia), by special resolution dated February 11, 2004, our share capital was reorganized by altering the Memorandum and Articles to eliminate the distinction between Class A Multiple Voting Shares without par value and Class B Subordinate Voting Shares without par value and naming such shares as Common Shares without par value each having one vote.  Each Class A Multiple Voting Share was exchanged for one new Common Share and one Class B Subordinate Voting Share was exchanged for one new Common Share.  The reclassification was implemented to simplify the Company’s share capital.  Our Common Shares began trading on the TSX and AMEX on March 16, 2004 under the trading symbol PAE.

Under the Company Act (British Columbia), by special resolution dated February 11, 2004, the Company was authorized by the shareholders to alter the Company’s Articles by deleting Article 29 “Restrictions on the Issue and Transfer of Shares” resulting in our authorized share capital being 200,000,000 common shares with no par value as well as 25,000,000 preferred shares with no par value.

By special resolution dated February 11, 2004, the Company was authorized by the shareholders to make application to the British Columbia Registrar of Companies for authorization to permit the Company to apply for a certificate of continuance under the Business Corporations Act (Ontario) “OBCA” and authorized to make application to the Director under section 180 of the OBCA for a certificate of continuance continuing the Company under the OBCA.  These applications were accepted and PAE became an Ontario corporation on September 1, 2004.  Under the Articles of Continuance the Company’s authorized share capital was changed to an unlimited amount of Common Shares with no par value and an unlimited amount of Preference Shares with no par value.

The Company operates through four divisions:

  Peace Arch Motion Pictures Inc. (“PAMP”), (formerly GFT Entertainment Inc.), based in Toronto, focuses on the development, financing and production of feature films, the distribution of those films in Canada and the collection of Canadian and international film tax incentives.  The name change became effective September 1, 2004.

  Peace Arch LA, Inc. (“PALA”), based in Los Angeles, was formed in May 2004 to focus on the development, financing and production of feature films and the distributing of those films in the United States.

  Peace Arch Films Ltd. (“PAF”), based in London, England, focuses on the distribution of the Company’s feature films and selected films by other producers outside North America.

  The Eyes Project Development Corp. (“TEPD”), based in Vancouver, develops and produces television series and documentary programming directed primarily to North American audiences that are reformatted to serve the international marketplace.  The Company’s television programs are currently distributed by a third party.

The following is a list as at August 31, 2004 of the principal subsidiaries of the Company, the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company.

Subsidiary	Jurisdiction	Percentage of Voting Securities Held/Controlled

Peace Arch Films Ltd.	England and Wales, U.K.	100%
Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.)	Ontario, Canada	100%
Peace Arch LA, Inc.	Los Angeles, California	100%
GFT Action Films Inc.	Ontario, Canada	100%
GFT Beast Films Inc.	Ontario, Canada	100%
GFT Disaster Films Inc.	Ontario, Canada	100%
GFT Disaster II Films Inc.	Ontario, Canada	100%
GFT Shepherd Films Inc.	Ontario, Canada	100%
SUN/GFT Flies Films Inc.	Saskatchewan, Canada	50% (1)

(1)

The Company owns 50% of the Common Shares of SUN/GFT Flies Films Inc., and exercises voting control over the remaining 50% of the Common Shares.

ITEM 3.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is in the business of producing feature films and television programs.  See “Item 4. Description of the Business” below.

Industry Overview

The feature film production and distribution industry is traditionally divided into two segments called “studios” and “independents”.  The studios are a small group of vertically integrated, multinational enterprises that develop, finance, produce, market and distribute their own productions and those of certain affiliated producers to mass audiences throughout the world.  All other production companies and distributors are independents.

PAE is an independent production company.  Independent production companies typically develop, finance and produce their own films, then license their distribution rights to U.S., Canadian and international distributors (who are either studios or independents themselves).  Those distributors usually pay the production company a negotiated license fee and a share of the profits the distributor earns by exploiting the film in the distributor’s licensed territory and media, which may include any or all of the following:

  theatrical exhibition, i.e. screenings in theatres to a paying audience (sometimes called “box office”);

  “non-theatrical” exhibition, which includes airlines, hotels, universities and military installations;

  home video, specifically rentals and sales of videocassettes and DVD’s;

  pay television, which includes pay per view and subscription services carried by cable or satellite;

  free television, including network television, basic cable television and television syndication; and

  ancillary media such as soundtrack albums, music publishing and merchandising.

Generally, Canadian independent production companies produce motion pictures at lower costs than non-Canadian producers because of our access to higher levels of government financing incentives.

North American Markets

North America is the single largest market for independent films, usually accounting for between 30% and 70% of a film’s total revenues.  Independent production companies generally attempt to license their films for theatrical exhibition to a studio (i.e. Warner Brothers, Columbia, Paramount, Fox, Universal, Disney, Dreamworks and MGM), studio specialty division (Warner Independent, Universal Focus, Paramount Classics, Fox Searchlight, Sony Classics, Screen Gems, TriStar, New Line, Fine Line, Miramax and Dimension) or an independent distributor such as Lions Gate and Newmarket in the U.S and Alliance Atlantis in Canada.  In those cases where an independent film is licensed for theatrical distribution, video and television rights are typically licensed to that distributor or a related company as well in order to support the cost of marketing and releasing the film theatrically.

After a film is released in theaters, it is typically then released on pay-per-view television and for sale or rental on videocassettes and DVD’s (primarily through studio video distribution subsidiaries or by being licensed directly to a large video retailer such as Blockbuster), followed by exhibition on pay television (by companies such as HBO, Showtime or Starz!), basic cable (USA Networks, Lifetime, The Family Channel, FX, Sci-Fi, TNT and TBS in the U.S. and TMN, Super Ecran, Movie Central (formerly Super Channel), Channel D and Showcase in Canada) and/or network television (including NBC, CBS, ABC, Fox, UPN and WB in the U.S. and CBC, CTV and the Global Television Network in Canada) and finally through syndicated television sales.  Many independent films bypass the theatrical window entirely and are instead licensed directly to one or more of these video and television companies.

The typical “windows” of exploitation (i.e. the periods in which a film may be exploited exclusively in a given medium) are usually measured from a films first release in theaters, as follows:

Typical Film Release Windows

Theatrical

Home Video

  3-6 Months following theatrical release

Pay-per-View

  4-8 Months following theatrical release

Pay television

9-12 Months following theatrical release

Basic cable/Network television

          13-24 Months following theatrical release

International Markets

Outside North America, Europe is the dominant market for independent films followed by the Asia/Pacific region and Latin America.  The international market is structured similarly to the North American model.  The studios and their subsidiaries acquire distribution rights across multiple territories and media where they distribute either directly or through controlled or affiliated companies.  Most territories also support a variety of successful independent distributors and broadcasters who may acquire some or all of a film’s distribution rights for their home territory and sometime others.  As in North America, license fees are a matter of negotiation between the distributor and the producer, with a somewhat greater emphasis placed on the cost of the film, its cast and the then current economic conditions in the distributor’s territory.  In addition, since a U.S. theatrical marketing campaign usually creates worldwide awareness for a motion picture, another significant pricing factor is whether or not a film is guaranteed a U.S. theatrical release.

Independent production companies typically access the international market in one of two ways.  Most engage third party sales agents on a commission basis to represent an individual film.  These sales agents (based primarily in London and Los Angeles) usually have ongoing relationships with international distributors and normally represent projects from a number of producers at any given time.  On occasion, some sales agents will provide a bankable guarantee or letter of credit in favor of the producer secured by the international distribution rights to the film, at a substantial discount to their anticipated value.

A smaller group of independent production companies, usually those who can bring a steady supply of new films to the market each year, maintain their own international sales and marketing operations.  These proprietary sales and marketing divisions tend to afford those independent production companies a greater degree of control over the licensing of their films and the collection of license fees and profits.  They also provide the production company with an opportunity to make lucrative “output” deals in one or more territories, whether over a term of years or a specified number of films.

Territorial sales of independent films are studied and widely reported in the industry trade papers at least twice each year, at the American Film Market (“AFM”) and Cannes film markets.  Consequently, international license fees are reasonably predictable based upon a given project’s budget, stars, director, likely U.S. distribution arrangements and the reputation and relationships of the film’s producers.

Three Year History

Historically, we derived the bulk of our revenues from production service arrangements with third parties whereby we were retained to produce a video program, film or television programming for a fee.

We commenced a shift in our business towards the increase in the production of proprietary television programming.  Our principal motivation for expanding into this business was that we believe it offers us greater potential for growth than doing business as exclusively a production service provider.  We also believe that the production of proprietary programming offers us the ability to create and expand a library of programming which will generate long term value.

In 2002 major television networks around the world were faced with increasing competition from various sources including basic and specialty cable channels, satellite, digital stations and the internet.  The weak worldwide market for dramatic television programming caused an industry slowdown that was reflected in reduced opportunities for dramatic production in the Canadian market place.  In response to the weakening market for dramatic television programming we shifted the focus of the business to the production of lower cost reality and factual programs while continuing to take advantage of Canadian and provincial tax credits and focusing on programming with global market appeal.

In January 2003, we began to diversify the business into the development, production and distribution of feature films.  We entered into a series of agreements and acquired a portfolio of assets which included an interest in five feature films of Toronto based Greenlight Film and Television Inc.  See “Significant Acquisitions and Dispositions” below.  As a result of that acquisition, our business model is now focused on creating and distributing feature films with larger budgets between $4.0 million and $25.0 million, designed for the theatrical marketplace as well as television and DVD markets.

In May 2004, we concluded an agreement with Showtime Networks Inc. (“Showtime”), a subsidiary of Viacom Inc. to co-finance and distribute a slate of motion pictures which PAE intends to release theatrically in Canada and internationally, and Showtime will retain the US distribution rights.  The agreement was announced jointly on May 11, 2004 by PAE and Showtime.  Under terms of the agreement, PAE will co-finance up to 15 motion pictures.  Once a film has been approved to be produced by both parties, PAE will acquire ownership of all non-USA rights as well as provide production support.  The agreement runs through 2007 and contemplates motion pictures with average budgets of approximately Cdn $15,000,000.  International representation of exploitation rights will be handled by PAF, the London, UK-based subsidiary of the Company.  USA/Canada distributor(s) managing the theatrical exhibition of the pictures will be announced as and when finalized.  The financing obligations of the Company are being supported by a UK-based financial institution on a project-by-project basis.

Significant Acquisitions and Dispositions

Asset Acquisition:  In January 2003 the Company acquired a portfolio of assets owned and controlled by CPC Communications Inc. (“CPC”) of Toronto, Canada, and/or its subsidiaries for $2.5 million, the consideration being the issuance of 8,333,333 of our Class B Subordinate Voting Shares at a price of $0.30 per share (the “Asset Acquisition”).  CPC is a private company which is controlled by the family of Gary Howsam.  Mr. Howsam is a shareholder, director and officer of the Company.  The assets include “Film Production Company Assets” as defined below, and certain assigned receivables of Greenlight Film and Television Inc. (“Greenlight”), a wholly owned subsidiary of CPC, collectively (the “Assets”).

The Film Production Company Assets acquired by the Company from CPC include five films held by single purpose companies that qualify as Canadian content as determined by the Canadian Radio-television and Telecommunications Commission, four of which were produced under tax treaties between Canada and the UK.  The films have aggregate Canadian budgets of approximately $22.8 million.  The five companies were wholly owned by CPC or its subsidiaries and their feature films are described as follows:

1.

GFT Crime Spree Films Inc. is the producer of a feature film “Crime Spree”, a caper comedy starring Gerard Depardieu and Harvey Keitel, and directed by Brad Mirman.

2.

GFT Absolon Films Inc. is the producer of a feature film “Absolon”, a futuristic thriller starring Christopher Lambert and Lou Diamond Philips.

3.

GFT Rough Rider Films Inc. is the producer of “Partners in Action”, an action thriller starring Armand Assante and directed by Sidney J. Furie.

4.

GFT Detention Films Inc. is the producer of “Detention”, an action thriller starring Dolph Lundgren and directed by Sidney J. Furie.

5.

GFT Limit Films Inc. is the producer of “The Limit”, a suspense film starring Lauren Bacall and Claire Forlani and directed by Lewin Webb.

The above single purpose production companies (collectively the “Prodcos”) own majority copyright and certain residual rights to the above noted feature films.  Prior to closing of the Asset Acquisition, CPC had agreed to transfer 100% of the shares of the Prodcos to PAMP, and upon closing of the Asset Acquisition the Company acquired 100% of the shares of PAMP.

Debt Restructuring: During the year ended August 31, 2002, the Company entered into an agreement with Fremantle Enterprises Limited (“Fremantle”), an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan secured by a charge on the assets of the Company and a secured interest in certain copyrights to productions. The term loan note bore interest at 10% per annum and was intended to mature on June 30, 2004. Subsequent to August 31, 2002, the Company failed to make scheduled principal repayment of $500,000 and interest owing.

Effective January 30, 2003, the Company and Fremantle agreed to restructure the remaining $7,580,000 of the term loan due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business assets, and undertakings of the Company as they existed immediately prior to the Asset Acquisition (collectively, the pre-existing assets). The new debt had no fixed repayment dates. Interest, which continued to accrue at 10% per annum, and principal were payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also excluded a previous right of prepayment by the Company of all outstanding amounts.

Pursuant to the Debt Repayment Agreement dated January 30, 2003, the Company also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the Company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

Release and Reconstitution of Loan Guarantee

During the year ended August 31, 2001, the Company guaranteed a loan due to Comerica Bank-California (“Comerica”) to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,075,000) and the Company recognized its obligation as debt and a receivable due from the co-producer. The receivable was written off at August 31, 2002.

During the year ended August 31, 2003, the Company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to Fremantle’s priority interests to the pre-existing assets.

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the Company at a deemed price of $5.00 per share.

Conversion instruments

As described, and in conjunction with the above, on January 30, 2003, the Company issued a conversion instrument to Fremantle which permits Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Common Shares of the Company for a period of 90 days commencing on December 31, 2004.

The conversion price will be the lower of either (a) $5.00 per share or (b) the average closing price of the Common Shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share. Pursuant to the conversion instrument, 2,527,000 Common Shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, have been reserved for issuance.  In addition to the reserved shares, the Company will need to provide an additional 626,814 Common Shares for interest.

As described, and in conjunction with the above, on January 30, 2003, the Company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Common Shares of the Company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share.

Pursuant to the conversion instrument, 336,000 Common Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, had previously been reserved for issuance.

On June 25, 2004, the Company voluntarily issued 3,489,814 Common Shares of the Company to Peace Arch Project Development Corp. (“PAPDC”) in consideration for PAPDC agreeing to assume the obligation to Fremantle and Comerica (the “Lenders”), which are held in trust.  A director, officer and shareholder of the Company serves as an escrow agent to hold and direct the shares as appropriate to the Lenders and/or PAPDC upon the Lenders’ decision to convert the obligations to Common Shares of the Company.  Pursuant to these arrangements, the Company also eliminated its right to receive the obligation of PAPDC to the Lenders.

Although PAPDC is owned by a third party, the Company continues to reflect the obligation to issue shares as a liability because of the Company’s continued involvement with PAPDC. PAPDC’s only asset is the right to receive its participation in the films that the Company retained. Further, PAPDC continues to be indebted to the Company for an amount of $10,252,000. The Company has provided a full valuation allowance against this loan.

The shares have been considered to be issued in escrow or in trust to settle the Company’s obligation.

TRENDS

In the United States marketplace the revenue streams supporting feature film exploitation have markedly increased in the past two to three years.  We believe there are three primary factors that contribute to this increase.

First, there is an absolute increase in DVDs being purchased and the attendant number of distributors engaged in this business has likewise increased.

Second, there is an increasing strengthening of the cable and pay marketplace in respect of proliferation of outlets which have become viable over this period.  This has led to increased demand for motion picture licensing rights among these cable companies.  Accompanying this increased demand has been a proliferation of supply.  Then two conditions have resulted in a marginal increase in license rates.

Third, the recent emergence of the highly competitive “HDTV” business.  All US delivery systems are at this time scrambling to purchase the rights to broadcast motion picture entertainment in high definition (“HD”) format.  Consequently, a rapidly expanding demand and market has now emerged for the licensing of HD exhibition rights from distributors of independent films.  This trend is expected to continue to increase as the US moves to regulated High Definition broadcast in 2006.  Independent distributors and rights owners will clearly experience sources of new revenue as a consequence.

The international marketplace has historically followed the patterns of distribution and technology manifest in the United States.  We expect this trend to continue.  Furthermore, the ‘lag rate’ internationally continues to diminish with the advance of time and technology.  At this time, there is rapid acceleration and proliferation of new pay and cable operations in Europe and Asia.

PAE licenses its feature films to third party distributors around the world in exchange for negotiated license fees and a share of each picture’s profits.  In the past, licenses to international video and television distributors generated sufficient revenues to profitably support the Company’s films without the need for a US theatrical release.  But softening demand for “non-theatrical” films on television, changes in video/DVD sales patterns and a growing international acceptance of “non-Hollywood” films have brought significant changes to the worldwide market.  Management now believe that, with few exceptions, U.S. theatrical distribution is a prerequisite to the success of most feature films.

At the same time, the proliferation of cable and satellite television channels and expanding demand for television programs on DVD have created significant new niche markets for much of the Company’s past, present and future television programming.  Management believes there is a present opportunity to exploit these new revenue sources.

HD exhibition will commence in Europe in 2005, followed closely by Asia and Latin America.  However, due to projected take-up rates in Asia and Latin America being estimated at a much more protracted pace than in Europe and the United States, we feel that the overall support to values of exploitation rights over the next ten years will not be as strong internationally as in the United States.

ITEM 4.

DESCRIPTION OF THE BUSINESS

PAE is a vertically integrated company that develops, finances, produces and distributes high-quality, proprietary film and television programming for the North American and international marketplace. Over the past three years PAE has shifted its focus from producing films and television programming developed by other parties for a service fee to developing and producing our own property keeping as much of the property’s future value as possible through the ownership in the distribution rights of the program. PAE will continue to produce third party developed programming in exchange for a contracted fee.

The Company can be involved in all aspects of a program lifecycle from a program’s development, through production and finally to worldwide distribution. The Company obtains program distribution rights through the acquisition of specific territorial distribution rights from third party producers or by being involved in the development and production of a program and obtaining some or all of the worldwide distribution rights to the program. The company earns revenues through the worldwide sale of these distribution rights.

The cost of producing a program is usually financed through a combination of advances from the presale of exploitation rights to buyers, government incentives, the sale of equity interest in the production and from internally generated funds.  As the cost of production is normally incurred prior to the receipts of the program, the Company borrows from financial institutions to assist in the financing of a program’s costs. The loans are usually provided by the financial institutions on a program by program basis with the program’s unsold distribution territories and the entitlement to a program’s Canadian tax incentives being provided to the financial institutions as security.   All such financing is completed prior to commencement of production.  The Company attempts to secure third party financing for all of its films and television programming prior to the production stage, thereby limiting the Company’s financial risk to any single production, and preserving working capital for business operations and development activities.

The Company operates through four divisions:

  Peace Arch Motion Pictures Inc. (“PAMP”), (formerly GFT Entertainment Inc.), based in Toronto, focuses on the development, financing and production of feature films, the distribution of those films in Canada and the collection of Canadian and international film tax incentives.  The name change became effective September 1, 2004.

  Peace Arch LA, Inc. (“PALA”), based in Los Angeles, was formed in May 2004 to focus on the development, financing and production of feature films and the distribution of those films in the United States.

  Peace Arch Films Ltd. (“PAF”) based in London, England, focuses on the distribution of the Company’s feature films and selected films by other producers outside North America.

  The Eyes Project Development Corp. (“TEPD”), based in Vancouver, develops and produces television series and documentary programming directed primarily to North American audiences that are reformatted to serve the international marketplace.  The Company’s television programs are currently distributed by a third party.

PAE’s core focus is proprietary production on feature films and the exploitation of the related rights. PAE and its subsidiary and related companies have historically produced English-language television series.  We have concentrated our television production activities on the development and production of documentary and lifestyle programming for broadcast and cable lifestyle specialty channels.

Exploitation of PAE’s distribution rights is carried out by PAE in the Canadian market and by sub-distributors in the United States and the rest of the world. In 2003 a new U.K subsidiary, PAF was formed for the purpose of selling worldwide, excluding Canada, distribution rights to feature film products.

There are many business risks associated with producing and distributing films and television programs including, among others, significant competition, the possibility of cost overruns, the lack of appropriate and available financing, changes in audience tastes and film market conditions.

Development

Development is the initial stage in the creation of a film or television production.  It is the process by which ideas, concepts, stories, articles, plays, books and draft screenplays become final shooting scripts ready for production.  PAE receives hundreds of submissions of such material every year, usually in the form of draft screenplays submitted by talent agencies on behalf of their writer and/or director clients or by other producers who began the development process themselves and are seeking the Company’s production, financing and sales expertise.  On many occasions those screenplays are accompanied by “attachments”, typically a director or star who is committed to working on the picture if it is produced.

From those projects submitted to PAE, senior management typically selects a small number that are engaging on a creative level and seem likely to have sufficient market appeal to justify their anticipated production and marketing costs.  Prior to making that determination, PAE will often solicit the opinions of potential co-production partners, co-financiers and distributors.  We spend very little on project development before a director, stars and viable financing plan have been identified.

Production

The production of proprietary programming involves the assembly of a team of production personnel, including scriptwriters, directors, cast and crew.  In the case of larger-budget drama productions this team can include over 150 people per production who are hired as independent contractors. For our documentary and lifestyle productions our production team is smaller and many functions are performed using in-house resources.  We form a production company for each production that retains the necessary personnel and contractors.

At the end of fiscal 2004 we had one feature film in production and had delivered seven feature films all of which we own and have been released. We also entered into commitments to acquire two feature films.  The feature films delivered are listed below:

1.

“Direct Action”, starring Dolph Lundgren, Directed by Sidney J. Furie. This action-packed thriller was filmed in Hamilton, Ontario during the summer of 2003.

2.

“Belly of the Beast”, a thriller starring Steven Seagal and directed by Tony Tung Yee Ching.

3.

“The Keeper”, a suspense thriller starring Dennis Hopper and Asia Argento and directed by Paul Lynch.

4.

“Hollywood Flies”, a road movie starring Brad Renfro, Vinnie Jones and Casper Van Dien, directed by Fabio Segatori.

5.

“Good Shepherd”, a drama, starring Christian Slater and Molly Parker, directed by Lewin Webb.

6.

“Avalanche”, an environmental thriller starring Andrew Lee Potts, directed by Mark Roper.

7.

“Volcano”, an environmental thriller starring Marnie Alton, directed by Mark Roper.

At the end of fiscal 2004 we were awaiting delivery of two feature films for which we represent the worldwide exploitation rights as listed below:

1.

 “Shadows in the Sun”, a romantic drama starring Harvey Keitel, Joshua Jackson, Claire Forlani, and Giancarlo Giannini, directed by Brad Mirman.

2.

 “American Soldiers”, an action film starring Curtis Morgan, directed by Sidney J. Furie.

At the end of fiscal 2004, the Company produced and delivered thirteen episodes of programming and one documentary all of which we own as listed below:

1.

 “Campus Vets”, 13 half hours

2.

“Prisoners of Age”,  1 hour documentary

And had two television lifestyle series in production as listed below:

1.

“Campus Vets (Series II)”, 13 half hours

2.

“Love it or Lose it!”,  Half hour pilot for 13 part series

The library contains some of the notable feature film titles:

1.

“Crime Spree”, a caper comedy starring Gerard Depardieu and Harvey Keitel, and directed by Brad Mirman.

2.

“Absolon”, a futuristic thriller starring Christopher Lambert and Lou Diamond Philips.

3.

“Partners in Action”, an action thriller starring Armand Assante and directed by Sidney J. Furie.

4.

“Detention”, an action thriller starring Dolph Lundgren and directed by Sidney J. Furie.

5.

“The Limit”, a suspense film starring Lauren Bacall and Claire Forlani and directed by Lewin Webb.

Television titles:

1.

“Animal Miracles”

2.

“Whistler Stories”

3.

“Raven in the Sun”

4.

“Fantasy Lands”

Marketing and Distribution

We market and distribute our proprietary film and television programming under arrangements with worldwide distributors and agents.   Early in fiscal 2003, the Company established an international markets sales agency in London, UK, through which the Company now increasingly manages licensing of the Company’s feature film and television program. We also market and distribute programs directly to existing pay and free television, home video and other markets.  We typically directly distribute our programming in North America.  We believe that representing our own product assures us meaningful control over the manner of presentation as well as providing invaluable input as to market perceptions at the development phase of programming.  Over time, we believe the savings of third party sales commissions and expenses will more than offset the operational costs of the foreign sales company.

Strategies for Growth

Develop Proprietary Rights for Library Growth. We will continue to direct our business toward the retention of rights in film and television programming. Ownership of distribution rights in film and television programming will provide a source of future cash flows thereby establishing value to a library of film distribution rights.  Cash flow will come from initial licenses for the buyer to broadcast the film for a limited period of time in its territory.  At the expiration of that time period these rights will revert to us to be resold in the territory for another limited period of time. This cycle will continue thereby providing a long-term source of cash flow.

Build up an International Distribution Infrastructure.  We market and distribute our proprietary film and television programming under arrangements with worldwide distributors and agents.  Early in 2003, the Company established an international markets sales agency in London, England, through which the Company now increasingly manages licensing of the Company’s motion pictures. We also market and distribute titles directly to existing pay and free television, home video and other markets.  We typically directly distribute our programming in North America.  We believe that representing our own product assures us meaningful control over the manner of presentation as well as providing invaluable input as to market perceptions at the development phase of programming.  Over time, we believe the savings of third party sales commissions and expenses will more than offset the operational costs of this division.

This table shows the breakdown of our total revenues during our past two fiscal years by activity and by geographical market:

-	Year Ended August 31,
-	2004	2003
-	(Canadian dollars in millions
Revenues by Activity	-	-
Proprietary programming	17.7	20.8
Production services	3.5	0.3
Other	-	0.4
-	-	-
Revenues by Geographic Market	-	-
Canada	3.4	4.7
U.S.	6.5	8.1
Europe and other markets	11.3	8.7
-	-	-

Access Key Relationships.  We believe that our relationships with domestic and international broadcasters, distributors, financing sources and creative talent are important to the successful expansion of our proprietary motion picture and television business.

U.S. and International Broadcasters and Distributors.  We have produced our programming in association with a variety of U.S. and international broadcasters and distributors including Artisan, Blockbuster, Buena Vista Television, Hallmark Entertainment Network, Lions Gate Entertainment, MGM, NuImage, USA Network’s Sci-Fi Channel, Telemunchen, TFI, Columbia Tri-Star, MTV and Showtime Networks.

Canadian Domestic Broadcasters.  We have a long-standing relationship with the Canadian broadcast community, including Alliance Atlantis Communications, CHUM-City, CTV, Global, Life Network Inc., Knowledge Network and The Family Channel.  Alliance Atlantis Communications has licensed rights to all of the Company’s current motion pictures in Canada.

Manage financial risk while pursuing growth strategies. Our success depends on our ability to finance growth. Adequate financing provides the flexibility to make appropriate investments in the future. We will continue to manage the financial risk of film and television programming production by ensuring that these new productions are fully financed from distribution minimum guarantees, pre-sales of certain distribution rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film program.

Canada's Role in the Television and Feature Film Industry

Canada's geographic proximity to the United States and shared North American values and interests have engendered close professional contacts between Canadian and U.S. studios, producers, distributors and film and television financiers.  Canada has a large pool of highly trained crews, technicians and production personnel.  Finally, with its wide-ranging topography stretching 3,400 miles from coast to coast, Canada is ideally suited for location shooting.  All of these factors have made Canada the premiere destination for internationally originated film and television productions.

Perhaps more importantly, the Canadian federal and provincial governments offer several substantial forms of direct subsidies designed to attract film and television production to Canada.  Canada is also a signatory to co-production treaties with more than 50 countries (including China, France, United Kingdom, Germany, Italy, Hungary, Israel, Mexico, New Zealand and Australia), many of whom provide similar, compatible direct film subsidies and the ability to access tax-driven production financing.  Consequently, a production that satisfies co-production treaty requirements using Canada as its hub may receive non-refundable, multi-national tax support equal to a substantial portion of its production cost and may also avail itself of significant interim financing not available to non-qualifying productions.  In addition, in certain territories qualifying co-productions may satisfy government regulations requiring minimum amounts of indigenous broadcasting content, which often results in higher license fees from distributors in the co-production territories and other treaty partners.

All of these factors have made experienced Canadian production companies highly-valued participants in the independent feature film and television production industry.

Competition

Film and television production is a highly competitive business.  Participants face competition from other companies in the entertainment industry and from many other leisure activities such as travel, sports, outdoor recreation and cultural events.  We compete with numerous suppliers of film and television programming, including the major motion picture studios, national television networks and other independent film and television production companies, many of whom are quite large and have substantial resources.

Our most direct competitors are a small handful of other well-capitalized independent production companies who may have better relationships than we do with bankable creative talent and their representatives, the major studios and independent distributors and potential film financing sources.

Regulatory Considerations

Our status as a producer of “Canadian” programming, operating in Ontario and other provinces, makes us eligible to receive Canadian tax and business incentives.

We will continue to qualify for these tax and business incentives if, among other things, Canadians beneficially own or control a majority of the voting rights of PAE.  If Canadians fail to beneficially own or control a majority of PAE’s voting rights, we could lose our eligibility for these tax and business incentives.  These tax and business incentive programs also may be amended or eliminated in the future.  The loss or elimination of these tax or business incentives might have a material adverse effect on the results of our operations and financial condition.

Canadian Content Requirements

Canadian conventional, specialty, pay and pay-per-view television services are required to devote a certain amount of their programming schedules, including prime time, to Canadian productions. Compliance with these requirements is enforced by the Canadian Radio-Television and Telecommunications Commission (''CRTC'') and failure to comply can result in fines or the loss of a license.  These requirements provide support to the market for Canadian programming, such as those we produce, as long as they qualify as Canadian programming for CRTC purposes.

Two government bodies decide what constitutes Canadian content.  The Canadian Audio-Visual Certification Office (“CAVCO”) reviews the Canadian content of productions to determine their eligibility for tax credits.  The CRTC, the regulator which licenses Canadian broadcasters, determines how much of a licensee’s schedule must be reserved for Canadian content.  It also reviews applications for Canadian content not eligible for tax credits at CAVCO and for productions that choose not to apply to CAVCO.

According to CAVCO and CRTC regulations, a program will qualify if it is produced by an individual Canadian producer with the involvement of individual Canadians in key creative functions, and where a substantial portion of the remuneration paid to individuals is for services provided by Canadians and processing and final preparation costs are for services provided in Canada.  A “Canadian production company” includes a Canadian company which carries on business in Canada with a Canadian business address, which is owned or controlled by Canadians and whose principal business is the production of film, videotape or live programming for distribution on television or in theatrical, industrial or educational markets.  We believe that we will continue to qualify as a “Canadian production company” for this purpose, as long as Canadian citizens or permanent residents of Canada beneficially own more than 50% of the combined voting power of our outstanding shares or if we are controlled by Canadians.

International Co-Production

Canada is a party to co-production treaties with more than 50 countries throughout the world, excluding the U.S.  Canada's co-production treaties allow for the reduction of the risks of production by permitting the pooling of creative, technical and financial resources of Canadian producers with non-Canadian producers under prescribed conditions.  Canadian co-production treaty partners include some of the following: Australia, Bulgaria, China, France, Germany, Hong Kong, Hungary, Israel, Italy, Mexico, New Zealand, and United Kingdom.  A production that qualifies as a co-production for treaty purposes is considered to be a national product in each of the participating countries and, as such, is entitled to many local advantages in each country.  More specifically, the co-production usually satisfies criteria for national certification in regard to content broadcasting regulations, government subsidies and tax benefits.  The co-producers share the copyright in the production, while the domestic distribution rights are generally owned by the respective co-producers.  Sharing of foreign revenues is based on the respective contribution of each co-producer, subject to negotiation between the co-producers and approval by the appropriate government authorities. Five of the feature films delivered during the year were produced under a Co-production Treaty.  These feature films are Belly of the Beast, Hollywood Flies, Avalanche, Volcano and The Keeper.

Employees

As of August 31, 2004, PAE had 25 full time employees.  As part of our production activities from time to time we employ the services of individuals who are engaged under collective bargaining agreements negotiated with various creative industry wide guilds and unions.

Facilities

The Company has premises comprising of approximately 5,129 square feet of space at the Toronto location.  The Company leases its administration premises at 124 Merton Street, Toronto, Ontario, M4S 2Z2.

The Company’s registered office is located in Toronto at 407-124 Merton Street, Toronto, Ontario  M4S 2Z2.

The other locations of PAE’s offices are as follows:

Vancouver – 1710 Columbia Street, 2nd Floor, Vancouver, British Columbia  V5Y 3C6

London, UK - 102 Dean Street, London, UK W1D 3TQ

Los Angeles, CA – Suite 14, 228 Main Street, Venice, CA  90291

ITEM 5.

SELECTED CONSOLIDATED FINANCIAL DATA

ANNUAL CONSOLIDATED FINANCIAL DATA

(in thousands of dollars, except per share information)

	Fiscal Years Ended August 31
	2004	2003	2002
Revenues	$ 21,236	$ 21,465	$ 6,494
Net (loss) earnings	(484)	2,869	(7,021)
Basic net (loss) earnings per common share	(0.03)	0.24	(1.81)
Total assets	57,468	36,905	10,763
Long-term liabilities	23,227	7,908	9,281
Dividends per common share	-	-	-

Basic (loss) earnings per share	(0.03)	0.24	(1.81)
Fully diluted (loss) earnings per share	$ (0.03)	$ 0.19	$ (1.81)

Dividends

We have not declared or paid dividends on our Common Shares.  The Company’s current policy is to retain earnings for future growth.  As a result, the Company does not intend to pay dividends in the foreseeable future.

ITEM 6.

MANAGEMENT’S DISCUSSSION AND ANALYSIS

See the MD&A, incorporated by reference.

ITEM 7.

MARKET FOR SECURITIES

PAE’s Common Shares without par value are listed and posted for trading on The Toronto Stock Exchange and The American Stock Exchange under the symbol “PAE”.

ITEM 8.

DIRECTORS AND OFFICERS

DIRECTORS AND OFFICERS

The following table sets out, as of January 18, 2005, the names of our Directors and/or Executive Officers.  The Directors have served in their respective capacities since their election or appointment on the date stated in the table and will serve until the next Annual General Meeting (currently scheduled for February 10, 2005) or until a successor is elected or appointed, unless the office is vacated in accordance with our Articles.  The Executive Officers are appointed by the Directors and serve until the earlier of their resignation or removal with or without cause by the Directors.  All of our Directors and Executive Officers are residents and citizens of Canada.

Name and Municipality of Residents	Office	Principal Occupation within the Five Preceding Years	No. of Shares Beneficially owned, directly or indirectly, or over which control or direction is exercised at the date of this Information Circular	Director Since
			Common Shares
Gary Howsam Toronto, Ontario (see (a) below)	President & Chief Executive Officer	President and CEO of Peace Arch Entertainment Group Inc. since December 20, 2002; previously president of Greenlight Film and Television Inc. from 1997- December 20, 2002.	6,833,333(5)	January 20, 2003
Richard K. Watson(2)(3)(4) Toronto, Ontario (see (b) below)	Director, Secretary	Self Employed Lawyer	1,250,000	January 20, 2003
Juliet Jones (2) (3) Vancouver, B.C. (see (c) below)	Director	Consultant since September 29, 2003; previously our CFO from January 2003-September 2003; President & CEO from December 2001-January 2003; CFO from 1996-March 2001.	17,391	February 22, 2001
Nelson Thall(1)(3) Toronto, Ontario (see (d) below)	Director	Media Scientist, Independent Contractor	-	January 20, 2003
Ian Fodie (1) (2) Vancouver, B.C. (see (e) below)	Director	CFO & VP Operations of Mainframe Entertainment Inc., former VP Finance, Historical Xperiences Inc. (2003-2004), former CFO of Sextant Entertainment Group Inc. from 2000-2002 and former CFO of International Keystone Entertainment Inc. from 1995-2000.	-	March 25, 2003

Charles Falzon (1) (4) Acton, Ontario (see (f) below)	Director	Former CEO, Catalyst Entertainment and former President, Gullane Entertainment PLC from 1998-2002.	-	August 27, 2003
Mara Di Pasquale Toronto, Ontario (see (g) below)	Chief Financial Officer, Chief Operating Officer	CFO and COO of Peace Arch Entertainment Group Inc. Former VP, Finance-Entertainment of Gullane Entertainment PLC and former CFO & COO of Catalyst Entertainment Inc. from 2000- 2003, former Sr. VP, Finance for Lions Gate Film Inc. and predecessor companies from 1988-2000.	-	February 11, 2004
Dan Lyon Toronto, Ontario (see (h) below)	Director	President , Dandelion Entertainment Ventures Inc. (2002-Present) and VP Corporate Development, Class Production Rentals Inc. (2004-Present) former Executive VP of Distribution for TVA International Distribution Inc. (1996-2002)	-	November 30, 2004

(1)

Member of Audit Committee

(2)

Member of Executive/Corporate Governance Committee

(3)

Member of the Compensation Committee

(4)

Member of the Greenlight Committee

(5)

Held by CPC Communications Inc., an Ontario company which is controlled by the family of Gary Howsam, a director and officer of the Company.

(a)

Gary Howsam was appointed as a Director on January 20, 2003 and as our Chief Executive Officer (“CEO”) effective December 20, 2002.  Mr. Howsam’s responsibilities include our daily affairs, which include all strategic planning, operations management and budgeting, corporate finance, recruitment, training and management of all employees.  Mr. Howsam has more than 20 years of executive level experience in the Canadian motion picture industry.

(b)

Richard Watson was appointed as a Director on January 20, 2003.  Mr. Watson has practiced corporate commercial law in Toronto for over 25 years.  During that time, he has been legal counsel for a wide variety of Canadian public and private companies.  Mr. Watson has over 20 years of business and advisory experience in the Canadian film industry, working with writers, directors and production companies and has had significant involvement with the financing of Canadian feature films.

(c)

Juliet Jones has been on the Board of Directors since February 22, 2001.  Ms. Jones was the former Chief Executive Officer and prior to that was the Chief Financial Officer of the Company. Ms. Jones was responsible for conducting our daily affairs, which included operations management and budgeting, corporate finance, recruitment and training and management of employees.

(d)

Nelson S. Thall was appointed as a Director on January 20, 2003 and has an extensive business career, including serving as a director of McLuhan Institute and a former board member of Torstar Corp. and Imark Corp.  Mr. Thall also has served in the North American entertainment industry as an independent producer, a manager of talent and an advisor to such companies as Stan Lee Media Inc.  Mr. Thall is a well-known media critic and social commentator in North America.  He studied media science under Marshall McLuhan at the Center of Culture and Technology and St. Michaels College in Toronto.

(e)

Ian Fodie was appointed as a Director and became a member of the Audit Committee on March 25, 2003 and has had an extensive career, including serving as the CFO and VP Operations of Mainframe Entertainment Inc., VP Finance for Historical Xperiences and CFO for Sextant Entertainment Group Inc., and International Keystone Entertainment Inc.  Mr. Fodie has also been a financial analyst for B.C Hydro and Power Authority.  Mr. Fodie studied at the University of Otago in New Zealand where he received his Bachelor of Commerce degree, as well, continued on to achieve his Chartered Accountant NZ designation.

(f)

Charles Falzon was appointed as a Director and became a member of the Audit Committee on August 27, 2003.  He has had a distinguished career in the fields of television production, distribution and consumer products.  Mr. Falzon’s professional experience covers a wide range of management activity, including:  award winning television production, sales and marketing, publishing, live events, brand development and consumer products.  Mr. Falzon has strong corporate and financial experience.

(g)

Mara Di Pasquale has an extensive career, including acting as Vice President of Finance – Entertainment for Gullane Entertainment PLC, Chief Financial Officer and Chief Operating Officer for Catalyst Entertainment Inc. as well as Senior Vice President of Finance for Lions Gate Films Inc.  Ms. Di Pasquale is a Chartered Accountant and studied at McGill University in Montreal where she received her Graduate Diploma in Public Accountancy and at Carleton University in Ottawa where she received an Honours Bachelor of Commerce degree.

(h)

Dan Lyon was appointed as a Director on November 30, 2004. He has had an extensive career in the entertainment industry as an executive, producer, distributor and consultant.  Mr. Lyon has also been involved with directing and managing distribution operations - theatrical, home video, television and merchandising; including acquisitions, sales, marketing, & business affairs throughout his career.  Mr. Lyon is also a lawyer and is currently the President of Dandelion Entertainment.

Our directors are all elected annually at our shareholders meetings, for one-year terms and serve until their successors are elected and qualified or they sooner resign.  As an Ontario corporation, we are required by Ontario corporate laws to include on our board of directors a majority of persons ordinarily resident in Canada.   All of our Directors and Officers are Canadians. With the exception of Juliet Jones and Ian Fodie who reside in British Columbia, all of our Directors and Officers reside in the Province of Ontario.

There are no arrangements or understandings between any shareholders, customers, suppliers, or others, pursuant to which any of our Directors or Executive Officers are selected as a Director or Executive Officer.

There are no family relationships between any two or more Directors or Executive Officers.  There are no material arrangements or understandings between any two or more Directors or Executive Officers.

Committees of the Board of Directors

During fiscal 2004 we had four committees, three of which were constituted with a majority of independent directors.  They are as follows:

Audit Committee:  The mandate of the Audit Committee is to review the Company’s audited and interim financial statements and to report on such statements to the Board before the statements are approved by the Board.  To fulfill this responsibility, the Audit Committee meets with the Company’s auditors to discuss the financial statements and any concerns raised by the auditors with respect to financial presentation or disclosure, and with respect to the Company’s interim financial controls.  For the year ended August 31, 2004, the Audit Committee was composed exclusively of “outside” directors, within the requirement of the TSX Guidelines.  In addition, the Audit Committee has been authorized to develop a process for assessing the effectiveness of the Board as a whole and of committees of the Board, and for assessing the contribution of individual directors and for assessing the Board on its effectiveness.

The Audit Committee for the year ended August 31, 2004, was composed of:  Ian Fodie, Charles Falzon and Nelson Thall.

Compensation Committee:  The Compensation Committee is comprised of Nelson Thall and Juliet Jones.  It is the responsibility of the Compensation Committee to administer the compensation policies related to our executive management.  They did not meet in the last fiscal year.

Executive/Corporate Governance Committee:  The Executive/Corporate Governance Committee is comprised of Juliet Jones, Richard Watson and Ian Fodie who are responsible for ensuring that we adhere to the corporate governance policies of the securities regulatory authorities.  They make recommendations with respect to the composition of the board of directors.  As well, the Committee, working independent of management, reviews strategic proposals including potential mergers, acquisitions and financing scenarios.  They met once in the last fiscal year.

Green-Light Committee:  The Green-Light Committee is comprised of Charles Falzon and Richard Watson.  The Green-Light Committee is responsible for reviewing all projects, ensuring that they are fully funded and ultimately giving authority for them to proceed into production.  They meet intermittently.

All of the above mentioned persons have held principal occupations set opposite their names or other management functions within their respective organizations for the last five years.

The directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 8,100,724 Common Shares representing approximately 39% of the outstanding Common Shares of the Company.

ITEM 9.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any other transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

ITEM 10.

TRANSFER AGENT AND REGISTRAR

The Registrar and Transfer Agent for the common shares of the Company is CIBC Mellon Trust Company, 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6.

ITEM 11.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Peace Arch Entertainment Group Inc.’s securities, options to purchase securities and interests of insiders in material transaction, where applicable, is contained in the Information Circular.

Additional financial information is provided in the Company’s consolidated financial statements for its 2004 fiscal year.

The Company, upon request to the secretary of the Company at 407-124 Merton Street, Toronto, Ontario, M4S 2Z2, will provide to any person or company one copy of this Annual Information Form, together with one copy of the consolidated financial statements and of any interim financial statements, one copy of the information circular or any filing prepared instead of that information circular provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security-holder of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	January 18, 2005	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each

United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.